PKF O’CONNOR DAVIES LLP 245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com PKF O’Connor Davies LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms. February 17, 2026 Ontario Securities Commission New Brunswick Financial and Consumer Services Commission British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission Autorité des marchés financiers Nova Scotia Securities Commission Office of the Superintendent of Securities, Government of Prince Edward Island Service NL, Financial Services Regulation Division Office of the Superintendent of Securities, Government of the Northwest Territories Office of the Superintendent of Securities, Government of Nunavut Office of the Superintendent of Securities, Government of Yukon Dear Sir/Madam Re: Notice of Change of Auditors of Organigram Global Inc. We have read the Notice of Organigram Global Inc. dated February 6, 2026 and the Updated Notice of Organigram Global Inc. dated February 10, 2026, and are in agreement with the statements contained in such Notices. Yours very truly, PKF O’Connor Davies LLP